

Mail Stop 3561   October 21, 2015

<u>Via E-mail</u>
David P. Williams
Chief Financial Officer
Chemed Corporation
Suite 2600, 255 East Fifth Street
Cincinnati, OH 45202

> **Re: Chemed Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-08351**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Notes to Consolidated Financial Statements</u>

<u>1. Summary of Significant Accounting Policies, page 49</u>
<u>Goodwill and Intangible Assets, page 50</u>

1.   Please expand your disclosure in future filings to include a rollfoward of goodwill for each of your segments, and in total, as required by FASB ASC 350-20-50-1.

<u>4. Stock-Based Compensation Plans, page 55</u>

2.   Please reconcile the total compensation cost of stock-based compensation plans disclosed in note 4 to the related amounts included in your consolidated statement of cash flows for the years ended December 31, 2014, 2013 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. .

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining